United States securities and exchange commission logo





                             August 14, 2023

       Edwin Chun Yin Wong
       Chief Executive Officer
       J-Long Group Ltd
       Flat F, 8/F, Houston Industrial Building
       32-40 Wang Lung Street, Tsuen Wan
       New Territories, Hong Kong

                                                        Re: J-Long Group Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 25,
2023
                                                            CIK No. 0001948436

       Dear Edwin Chun Yin Wong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Major Factors Affecting Our Financial Results, page 63

   1. We note your response to comment 3 and reissue. Please further augment your disclosure to quantify the impact
on your revenues, or results of operation due to COVID-19 and supply chain issues, in
the past and going forward. As examples only, quantify 1) the extent to which the
Company experienced "supply chain disruption due to lock downs in
                                                        China or its
'zero-covid' policy" and 2) the decline in sales generated from China for the year ended March 31,
2023.
 Edwin Chun Yin Wong
J-Long Group Ltd
August 14, 2023
Page 2
Cost of Sales, page 64

2. We note your discussion and analysis of cost of sales is limited to a reference to your gross profit discussion which does not address changes in your cost of sales directly.
         Please expand your disclosure to provide a separate discussion and analysis of cost of sales. Also, include separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period.
         Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F.
Selling and Marketing Expenses, page 65

3. You attribute the increase in selling and marketing expenses to higher commissions and increased salaries to your sales and marketing department. Please tell us and revise to disclose why commissions were higher given that revenues stayed flat, the underlying reason(s) for the increased salaries (e.g. increased workforce, annual pay rise, etc.) and whether this trend of increasing salaries is expected to continue. Critical Accounting Policies and Estimates, page 67

4.     We have read your response to comment 2. Your risk factor disclosure on page
       36 cautions investors that you depend on demand and storage capacity forecast to manage inventory and such demand can change significantly and may be affected by seasonality,
       the economy, changes in trends and consumers    preferences. It further
describes a risk
       that any failures to manage inventory may subject you to the risk of inventory obsolescence resulting in decline in inventory value, and inventory write-downs or write-
       offs which may materially and adversely affect your results of operations and financial condition. We note that inventory represents approximately 28% of your total assets as of
       March 31, 2023. It appears there are accounting estimates and assumptions related to inventory valuation that are susceptible to change given the nature of your business and
       your exposure to changes in trends, consumers    preferences, and
general economic
       conditions which could have a material effect on your financial condition or operating performance. Although you indicate that your accounting estimates would not be critical accounting estimates due to the level of activity and lack of complex transactions, these
FirstName LastNameEdwin Chun Yin Wong
       accounting estimates/assumptions appear susceptible to change and the resulting
Comapany    NameJ-Long
       change(s)           Group Ltd
                  could materially   impact your financial statements in the
future. Accordingly,
Augustplease  revise
        14, 2023     to 2include, at a minimum, your critical accounting
policies for inventory.
                  Page
FirstName LastName
 Edwin Chun Yin Wong
FirstName LastNameEdwin   Chun Yin Wong
J-Long Group Ltd
Comapany
August 14, NameJ-Long
           2023        Group Ltd
August
Page 3 14, 2023 Page 3
FirstName LastName
       You may contact Stephen Kim at (202)551-3291 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Virginia Tam